UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934
(Amendment No. ____)

Via Renewables, Inc.
(Name of the Issuer)

Via Renewables, Inc.
William Keith Maxwell, III
Retailco, LLC
NuRetailco LLC
(Name of Persons Filing Statement)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

92556D304
(CUSIP Number of Class of Securities)

Mike Barajas Chief Financial Officer 12140 Wickchester Lane, Suite 100 Houston Texas 77079 (713) 600-2600	Retailco, LLC c/o William Keith Maxwell, III 12140 Wickchester Lane, Suite 100 Houston Texas 77079 (713) 600-2600

With copies to:

Clint H. Smith Thomas D. Kimball Jones Walker LLP 201 St. Charles Avenue, Suite 5100 New Orleans, Louisiana 70170 (504) 582-8429	Darrell Taylor Cokinos Young 1221 Lamar, 16th Floor Houston, Texas 77010 (713) 535-5556

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION CONTEMPLATED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each a “Filing Person,” and collectively the “Filings Persons”): (i) Via Renewables, Inc. (the “Company”), a Delaware corporation and the issuer of the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (ii) Retailco, LLC, a Texas limited liability company (“Parent”); (iii) NuRetailco LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Merger Sub”); and (iv) William Keith Maxwell, III, an individual resident of the State of Texas and the sole owner of Parent and the indirect owner of Merger Sub (“Mr. Maxwell”).

As of February 9, 2024, Mr. Maxwell beneficially owned, individually and/or through one or more affiliates controlled by him, approximately (a) 23.2% of the outstanding Class A Common Stock and 100% of the Company’s outstanding Class B common stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). Such ownership comprises approximately 65.7% of the issued and outstanding Common Stock.

On December 29, 2023, the Company, Parent, and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation and becoming a direct, wholly-owned subsidiary of Parent (the “Surviving Corporation”), and the other transactions contemplated thereby (the “Transactions”). If the Merger is completed, then the shares of Class A Common Stock (other than: (i) shares of Class A Common Stock held (a) by the Company or any subsidiary of the Company, or (b) held or beneficially owned by Mr. Maxwell and any person or entity controlled by Mr. Maxwell, including Parent, Merger Sub and NuDevco Retail (such shares in (a) and (b), the “Excluded Shares”), and (ii) shares of Class A Common Stock held by any holder of record who did not vote in favor of the Merger Agreement and the Merger and is entitled to demand and validly demands appraisal of such shares pursuant to, and complies in all respects with, Section 262 of the Delaware General Corporation Law (the “DGCL”) (the “Dissenting Shares”)) will be canceled and converted into the right to receive $11.00 in cash, without interest (the “Merger Consideration”).

If the Merger is completed, the Company, as the Surviving Corporation, will continue its operations under the name “Via Renewables, Inc.” Additionally, if the Merger is completed: (i) all of the shares of Class A Common Stock will be wholly-owned  by Parent; (ii) the registration of the shares of Class A Common Stock and the Company’s reporting obligations with respect to the shares of Class A Common Stock under the Exchange Act will be terminated upon application to the SEC; (iii) the shares of Class A Common Stock will no longer be listed on any stock exchange or quotation system, including the Nasdaq Global Select Market (“NASDAQ”); and (iv) Mr. Maxwell and his affiliates will be the registered or beneficial owners of all of the shares of Class A Common Stock and all issued and outstanding shares of Class B Common Stock. The Company’s 8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), is also registered under the Exchange Act, and is listed on the NASDAQ under the symbol “VIASP”. The Merger will not have any impact on the registration of the Series A Preferred Stock under the Exchange Act or the continued listing of the Series A Preferred Stock on NASDAQ. Accordingly, the Company expects that it will continue to be subject to the Exchange Act and continue to file reports with the SEC under the Exchange Act.

The board of directors of the Company (the “Board”) (other than Mr. Maxwell, Chairman of the Board, who is the sole owner of Parent and did not attend the meeting at which the Board considered the Merger), based on the unanimous recommendation of its Special Transaction Committee (the “Special Committee”) comprised solely of independent directors, has unanimously determined and approved (1) that the terms of the Merger Agreement, the Merger, the Merger Consideration and the Transactions, are fair to, and in the best interests of the Company and its shareholders (other than certain Excluded Shares and any shares held by any (i) member of the Board, (ii) any “officer” of the Company (as defined by Rule 16a-1(f) under the Exchange Act) and (iii) any immediate family members of any of the foregoing individuals (such shares in (b) being referred to as the “Insider Shares”) as set forth in the Merger Agreement), (2) that the Merger and the Transactions are in the best interests of the Company and its shareholders (other than the Excluded Shares and Insider Shares as set forth in the Merger Agreement), (3) that it is advisable for the Company to execute and deliver the Merger Agreement and to perform its covenants and other obligations under the Merger Agreement and to consummate the Merger upon the terms and conditions set forth in the Merger Agreement, and (4) recommended that the shareholders of the Company approve and adopt the Merger Agreement and the transactions contemplated thereby (including the Merger and the Transactions).

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the shareholders of the Company at which the shareholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the affirmative vote of (i) the holders of at least a majority of the issued and outstanding shares of Common Stock, and (ii) as a non-waivable condition, the holders of at least a majority of the issued and outstanding shares of Common Stock other than (A) Excluded Shares and (B) Insider Shares, in each case of (i) and (ii) in accordance with the Company’s certificate of incorporation and bylaws and Delaware law.

If the Merger is completed, at the effective time of the Merger (the “Effective Time”):

•
Each of the outstanding shares of the Class A Common Stock other than (i) the Excluded Shares and (ii) Dissenting Shares will be canceled and converted into the right to receive the Merger Consideration;

•	each Excluded Share will be canceled without payment of any consideration thereof;

•
each Dissenting Share will be canceled and converted into the right to receive payment of such amounts that are payable in accordance with Section 262 of the DGCL and will not have the right to receive the Merger Consideration, unless and until such shareholder loses, waives or withdraws its rights as a dissenting Company shareholder; and

•	each share of capital stock of the Merger Sub will be converted into one share of Class A Common Stock of the Surviving Corporation.

All of the outstanding restricted stock units of the Company (the “Company RSUs”) other than the restricted stock units of the Company held by Mr. Maxwell (the “Maxwell RSUs”), all of which are held by current and former employees and directors of the Company, including its executive officers, will be canceled, extinguished and converted into the right to receive cash (without interest) equal to the number of shares of Class A Common Stock underlying the award multiplied by the Merger Consideration. All of the Maxwell RSUs shall automatically be canceled and cease to exist at the Effective Time and no consideration therefor shall be delivered or deliverable to Mr. Maxwell.

Concurrently with the execution and delivery of the Merger Agreement, Parent, Merger Sub, Mr. Maxwell and affiliated entities (the “Subject Shareholders”) entered into a support agreement pursuant to pursuant to which, among other things, the Subject Shareholders have agreed, subject to the terms and conditions set forth therein, to (i) vote their shares of Common Stock in favor of the approval and adoption of the Merger Agreement and the Transactions, including the Merger. It also reflects the Subject Shareholders’ agreement to vote against any proposal, offer or submission with respect to a Competing Transaction (as defined in the Merger Agreement).

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person.

Item 1.	Summary Term Sheet.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

Item 2.	Subject Company Information.

(a)	Name and Address. The Company’s name and the address and telephone of its principal executive offices are as follows:

Via Renewables, Inc.
12140 Wickchester Lane, Suite 100
Houston, Texas 77079
Telephone: (713) 600-2600

(b)	Securities. The subject class of equity securities is the shares of Class A Common Stock. As of February 9, 2024, 3,232,701 shares of Class A Common Stock were outstanding.

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Via Renewables, Inc.—Market Price of the Class A Common Stock”

(d)	Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Via Renewables, Inc.—Dividends”

“The Merger Agreement—Conduct of Business Pending the Merger”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Via Renewables, Inc.—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Via Renewables, Inc.—Issuer Purchases of Equity Securities”

“Important Information Regarding Via Renewables, Inc.—Transactions in Common Stock—Transactions by the Company—Transactions by the Company’s Directors and Executive Officers”

“Important Information Regarding Via Renewables, Inc.—Transactions in Common Stock—Transactions by the Company—Transactions by the Maxwell Filing Persons”

Item 3.	Identity and Background of Filing Person.

(a)-(c)
Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties to the Merger—Via Renewables, Inc.”

“The Parties to the Merger—Parent”

“The Parties to the Merger—Merger Sub”

“The Parties to the Merger—William Keith Maxwell, III”

“The Parties to the Merger—Business and Background of Natural Persons Related to the Company”

“The Parties to the Merger—Business and Background of Persons Related to the Maxwell Filing Persons”

Item 4.	Terms of the Transaction.

(a)(1)	Tender Offers. Not applicable.

(a)(2)	Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors—Certain Unaudited Prospective Financial Information”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—The Maxwell Filing Persons’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Maxwell Filing Persons as to Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Accounting Treatment of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement—Effect of the Merger on the Capital Stock of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“The Merger Agreement—Payment of Merger Consideration”

“The Merger Agreement—Conditions to the Merger”

Appendix A: Merger Agreement

Appendix B: Support Agreement

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Capital Stock of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“Advisory Vote on Golden Parachute Compensation (The Compensation Proposal)”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Rights of Appraisal”

Appendix D: Section 262 of the Delaware General Corporation Law

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Shareholders”

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Parties to the Merger—Transactions between the Company and the Maxwell Filing Persons”

“The Merger Agreement—Treatment of Company Equity Awards”

“Important Information Regarding Via Renewables, Inc.—Security Ownership of Management and Certain Beneficial Owners”

“Important Information Regarding Via Renewables, Inc.—Transactions between the Company and the Maxwell Filing Persons”

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“The Merger Agreement”

Appendix A: Merger Agreement

Appendix B: Support Agreement

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Parties to the Merger—Transactions between the Company and the Maxwell Filing Persons”

“The Merger Agreement”

“Important Information Regarding Via Renewables, Inc.—Security Ownership of Management and Certain Beneficial Owners”

“Important Information Regarding Via Renewables, Inc.—Transactions between the Company and the Maxwell Filing Persons”

Appendix A: Merger Agreement

Appendix B: Support Agreement

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Effects on the Company if the Merger is not Consummated”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Delisting and Deregistration of the Class A Common Stock”

“Special Factors—Payment of the Merger Consideration and Surrender of Stock Certificates”

“The Merger Agreement—Effect of the Merger on the Capital Stock of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors—The Maxwell Filing Persons’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Maxwell Filing Persons as to Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Delisting and Deregistration of the Class A Common Stock”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Capital Stock of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“The Merger Agreement—Payment of Merger Consideration”

“Delisting and Deregistration of Class A Common Stock”

Appendix A: Merger Agreement

            Appendix B: Support Agreement

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors—The Maxwell Filing Persons’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Maxwell Filing Persons as to Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors—The Maxwell Filing Persons’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Maxwell Filing Persons as to Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors—The Maxwell Filing Persons’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Maxwell Filing Persons as to Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Effects on the Company if the Merger is not Consummated”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Accounting Treatment of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Payment of the Merger Consideration and Surrender of Stock Certificates”

“The Merger Agreement—Effect of the Merger on the Capital Stock of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“The Merger Agreement—Conduct of Business Pending the Merger”

“Rights of Appraisal”

Appendix A: Merger Agreement

Item 8.	Fairness of the Transaction.

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors—Certain Unaudited Prospective Financial Information”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—The Maxwell Filing Persons’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Maxwell Filing Persons as to Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

Appendix C: Opinion of B. Riley Securities, Inc.

Appendix E: Prospective Financial Information (The “Projections”)

In addition, the preliminary presentation of B. Riley Securities, Inc. to the Special Committee, dated December 7, 2023, and the presentation of B. Riley Securities, Inc. to the Special Committee, dated December 29, 2023, are attached to this Schedule 13E-3 as Exhibits (c)(2) and (c)(3), respectively.

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Special Meeting—Required Vote”

(d)-(e)	Unaffiliated Representative; Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

(f)	Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Background of the Merger”

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a)-(c)
Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion, or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—The Maxwell Filing Persons’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Maxwell Filing Persons as to Fairness of the Merger”

“Where Shareholders Can Find More Information”

Appendix C: Opinion of B. Riley Securities, Inc.

In addition, the preliminary presentation of B. Riley Securities, Inc. to the Special Committee, dated December 7, 2023, and the presentation of B. Riley Securities, Inc. to the Special Committee, dated December 29, 2023, are attached to this Schedule 13E-3 as Exhibits (c)(2) and (c)(3), respectively.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during regular business hours.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a); (c)	Source of Funds; Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Financing the Merger; Source of Funds”

“The Merger Agreement—Financing the Merger; Source of Funds”

“Special Factors—Fees and Expenses”

Appendix A: Merger Agreement

Credit Agreement and Guaranty dated as of August 15, 2023 by and among Retailco, LLC, TxEx Energy Investments, LLC, NuDevco Retail, LLC, as Borrowers, and William Keith Maxwell, III, Electric Holdco, LLC, NuDevco Retail Holdings, LLC, as Guarantors; Woodforest National Bank, a national banking association, as administrative agent, lead arranger and sole bookrunner; and Origin Bank, as syndication agent, is attached hereto as Exhibit (b)(1) and is incorporated herein by reference.

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Financing the Merger; Source of Funds”

“The Merger Agreement—Financing the Merger; Source of Funds”

Credit Agreement and Guaranty dated as of August 15, 2023 by and among Retailco, LLC, TxEx Energy Investments, LLC, NuDevco Retail, LLC, as Borrowers, and William Keith Maxwell, III, Electric Holdco, LLC, NuDevco Retail Holdings, LLC, as Guarantors; Woodforest National Bank, a national banking association, as administrative agent, lead arranger and sole bookrunner; and Origin Bank, as syndication agent, is attached hereto as Exhibit (b)(1) and is incorporated herein by reference.

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Financing the Merger; Source of Funds”

“The Merger Agreement—Financing the Merger; Source of Funds”

Credit Agreement and Guaranty dated as of August 15, 2023 by and among Retailco, LLC, TxEx Energy Investments, LLC, NuDevco Retail, LLC, as Borrowers, and William Keith Maxwell, III, Electric Holdco, LLC, NuDevco Retail Holdings, LLC, as Guarantors; Woodforest National Bank, a national banking association, as administrative agent, lead arranger and sole bookrunner; and Origin Bank, as syndication agent, is attached hereto as Exhibit (b)(1) and is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Important Information Regarding Via Renewables, Inc.—Security Ownership of Management and Certain Beneficial Owners”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Via Renewables, Inc.—Issuer Purchases of Equity Securities”

“Important Information Regarding Via Renewables, Inc.—Transactions in Common Stock—Transactions by the Company”

“Important Information Regarding Via Renewables, Inc.—Transactions in Common Stock—Transactions by the Company—Transactions by the Company’s Directors and Executive Officers”

“Important Information Regarding Via Renewables, Inc.—Transactions in Common Stock—Transactions by the Company—Transactions by the Maxwell Filing Persons”

Item 12.	The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Other Covenants and Agreements”

“The Merger Agreement—Support Agreement”

Appendix B: Support Agreement

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

Item 13.	Financial Statements.

(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Via Renewables, Inc.—Book Value Per Share”

“Where Shareholders Can Find More Information”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 29, 2023, are incorporated herein by reference.

The financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 2, 2023, are incorporated herein by reference.

(b)	Pro Forma Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Unaudited Prospective Financial Information”

Appendix E: Prospective Financial Information (The “Projections”)

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Solicitation of Proxies”

“Where Shareholders Can Find More Information”

(b)	Employees and Corporate Assets. Not applicable.

Item 15.	Additional Information.

(b)	Golden Parachute Payments. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Golden Parachute Compensation”

“Advisory Vote on Golden Parachute Compensation (The Compensation Proposal)”

(c)	Other Material Information. The information set forth in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16.	Exhibits.

Exhibit No.	Exhibit
(a)(1)
Preliminary Proxy Statement of Via Renewables, Inc. (included in the Schedule 14A filed with the Securities and Exchange Commission on February 12, 2024 and incorporated herein by reference (the “Proxy Statement”).

(a)(2)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).
(a)(3)	Letter to Company Shareholders (included in the Proxy Statement and incorporated herein by reference).
(a)(4)	Notice of Special Meeting of Shareholders (included in the Proxy Statement and incorporated herein by reference).
(a)(5)	Press Release dated January 2, 2024 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on January 2, 2024).
(b)(1)*
Credit Agreement and Guaranty dated as of August 15, 2023 by and among Retailco, LLC, TxEx Energy Investments, LLC, NuDevco Retail, LLC, as Borrowers, and William Keith Maxwell, III, Electric Holdco, LLC, NuDevco Retail Holdings, LLC, as Guarantors; Woodforest National Bank, a national banking association, as administrative agent, lead arranger and sole bookrunner; and Origin Bank, as syndication agent.

(c)(1)	Opinion of B. Riley Securities, Inc. (incorporated herein by reference to Appendix C of the Proxy Statement).
(c)(2)*	Preliminary Presentation, dated December 7, 2023 of B. Riley Securities, Inc. to the Special Committee.
(c)(3)*	Presentation, dated December 29, 2023 of B. Riley Securities, Inc. to the Special Committee.
(d)(1)	Agreement and Plan of Merger, dated December 29, 2023, among Retailco, LLC, NuRetailco LLC and Via Renewables, Inc. (incorporated herein by reference to Appendix A of the Proxy Statement).
(d)(2)
Support Agreement, dated as of December 29, 2023, by and between Retailco, LLC, TxEx Energy Investments, LLC, a Texas limited liability company, Electric HoldCo, LLC, a Texas limited liability company, NuDevco Retail Holdings, LLC, a Texas limited liability company, NuDevco Retail, LLC, a Texas limited liability company, and W. Keith Maxwell, III (incorporated herein by reference to Appendix B of the Proxy Statement).

(f)(1)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Appendix D of the Proxy Statement).
(g)	None.
(h)	None.
107*	Filing Fee Table.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024	VIA RENEWABLES, INC.

	By:	/s/ Mike Barajas
	Name:	Mike Barajas
	Title:	Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024	RETAILCO, LLC

	By:	/s/ W. Keith Maxwell, III
	Name:	W. Keith Maxwell, III
	Title:	Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024	NURETAILCO LLC

	By:	/s/ W. Keith Maxwell, III
	Name:	W. Keith Maxwell, III
	Title:	President and Secretary

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024	W. KEITH MAXWELL, III

/s/ W. Keith Maxwell, III